SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the period November 3, 2004 to November 12, 2004

PENGROWTH ENERGY TRUST

Petro-Canada Centre — East Tower

2900, 111 — 5th Avenue S.W.
Calgary, Alberta T2P 3Y6 Canada
(address of principal executive offices)

          [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑

          [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes ☐	No ☑

          [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                                     ]

SIGNATURES
Press Release dated November 9, 2004
Third Quarter Interim Report for the period ended Sept. 30, 2004
Confirmation of Mailing dated November 10, 2004

DOCUMENTS FURNISHED HEREUNDER:

1.	Press Release dated November 9, 2004
2.	Third Quarter Interim Report for the period ended September 30, 2004
3.	Confirmation of Mailing dated November 10, 2004

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST
by its administrator PENGROWTH CORPORATION

November 12, 2004	By:	/s/ GORDON M. ANDERSON

Name: Gordon M. Anderson
Title: Vice President